UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$50 million 5-year Senior, Secured Acquisition Finance Facility for Global Bank Corporation

Panama City, Republic of Panamá, December 18, 2018 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) today announced the successful closing of a US$50 million 5-year senior, secured, amortizing acquisition finance facility (the “Facility”) for G.B. Group Corporation, the parent company of Global Bank Corporation (“Global Bank”).

Established in Panama in 1994, Global Bank is the second largest Panamanian-owned bank, with US$6.5 billion in assets, US$5.0 billion in loans and US$3.5 billion in deposits as of June 30, 2018. The bank is rated BBB- (stable outlook) from both S&P Global Ratings and Fitch Ratings.

Bladex acted as Joint Lead Arranger and Bookrunner, together with JP Morgan Chase & Co. Bladex is also the Administrative Agent under the Facility.

Proceeds of the Facility were used to support Global Bank´s acquisition of Banco Panameño de la Vivienda, S.A. (“Banvivienda”), the fifth largest Panamanian-owned bank in terms of assets. Through the acquisition, Global Bank will strengthen its market position in the country, increasing its total assets by more than U$1.8 billion, diversify its loan portfolio mix, mainly in the consumer loan segment, and enlarge its deposit base with more than 39,000 new clients.

The Facility attracted the interest of various financial institutions from Central America and the Caribbean, Europe and North America, some of which represent new banking relationships for Global Bank.

This transaction marks the second syndicated facility co-arranged by Bladex for Global Bank, following a US$135.5 million medium-term facility successfully closed in 2016.

Gabriel Tolchinsky, Chief Executive Officer of Bladex, stated: “We are very pleased to have had the opportunity to support Global Bank with medium-term financing for its strategic acquisition and to have teamed-up with JP Morgan to structure a tailor-made solution. The success of the transaction attests to Bladex´s strong origination, structuring and syndication capabilities and its commitment to help its clients grow their businesses in the Region.”

Jorge E. Vallarino Miranda, Executive Vice President of Global Bank, highlighted: “The acquisition of Banvivienda shows our shareholders’ continued commitment to the development of Panama’s financial sector. This transaction solidifies Global Bank’s market position and will generate significant value for our customers and investors. We would like to thank the Joint Lead Arrangers and participating financial institutions for their continued support in growing our business.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Mónica Cosulich – VP, Finance and Investor Relations

E-mail address: ir@bladex.com Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama